December 11, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Elena Stojic, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust I
	File No.:	811- 04323
	Filing Type:	Form N-1A

Dear Ms. Stojic:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by WebEx on December 10, 2020, regarding the post-effective amendment to the Natixis Funds Trust I (the “Registrant”) registration statement on Form N-1A for the Mirova U.S. Sustainable Equity Fund (the “Fund”), which was filed with the Commission on October 1, 2020 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on December 15, 2020.

Prospectus

1.

Comment. The Staff reiterated that “Sustainable” connotes a type of investment. Please include an 80% test for the Fund for the word “Sustainable” in the section entitled “Principal Investment Strategies.”

Response. The Registrant appreciates the Staff’s comment and, given the broader implications for the three Mirova Sustainable Equity Funds and ten Natixis Sustainable Future Funds in particular, will consider the comment further during the funds’ annual registration statement updates, which are scheduled to occur on May 1, 2021 and June 1, 2021, respectively.

In addition, the Registrant supplements its initial response as follows:

The Registrant fully appreciates the Staff’s comment regarding Rule 35d-1 and has evaluated the comment with regards to the Fund and has considered the broader implications of this comment on a number of other funds within the fund complex. The Registrant will continue to evaluate the comment with respect to each fund’s annual registration update.

Based on considerable legal research and analysis, the Registrant respectfully submits that an 80% policy with respect to the term “sustainable” is not required because such term refers to an investment strategy of the Fund, rather than a type of investment. The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “sustainable” in the Fund’s name refers to the Fund’s investment strategy that considers such factors as the environmental, social and governance practices of issuers. Further, the Registrant notes that the Staff recently published a request for comments on Rule 35d-1, in which the Staff sought comments as to whether “the Names Rule [should] apply to terms such as ‘ESG’ or ‘sustainable’ that reflect certain qualitative characteristics of an investment.” See Request for Comments on Fund Names, Investment Company Act Rel. No. 33809 (Mar. 2, 2020). If the SEC amends Rule 35d-1 to specifically include “sustainable” as a term subject to Rule 35d-1, the Registrant will respond accordingly.

2.

Comment. While the Staff recognizes that the Item 9 “Principal Investment Strategies” section includes disclosure relative to the United Nations’ Sustainable Development Goals (the “SDGs”), please confirm that the Item 4 “Principal Investment Strategies” section, which previously mentioned SDGs, was revised intentionally to remove reference to SDGs.

Response. In response to this comment, the Registrant submits that the Item 4 “Principal Investment Strategies” section retains reference to the SDGs and has made the following revisions to the fourth paragraph:

The Adviser may sell a security due to a deterioration in the company’s fundamental quality, a change in thematic exposure or impact relative to the United Nations’ Sustainable Development Goals (the “SDGs”)~~SDGs~~, a controversy alert such as one relating to human rights, or if the Adviser believes the security has little potential for price appreciation or there is greater relative value in other securities in the Fund’s investment universe

3.

Comment. Please update the below disclosure, which appears in the Item 9 “Principal Investment Strategies” section, to define “investable themes within the transitions” and identify the themes and examples of the themes:

“In developing and maintaining its thematic views, the Adviser reviews the firm’s convictions around the four major transitions annually and more frequently evaluates the sub-themes. Given the breadth and long-term nature of these transitions, these transitions remain in place and are unlikely to change. Investable themes within the transitions however are frequently evaluated. To identify companies with exposure to one or more theme, the Adviser measures revenue derived from products and/or services believed to offer solutions to the transitions, and takes into account the way companies’ processes impact those transitions or are impacted by those transitions.”

Response. In response to this comment, the Registrant has made the following revisions to the aforementioned disclosure, which appears in the Item 9 “Principal Investment Strategies” section:

In developing and maintaining its thematic views, the Adviser reviews the firm’s convictions around the four major transitions annually and more frequently evaluates the sub-themes. Given the breadth and long-term nature of these transitions, these transitions remain in place and are unlikely to change. Investable themes within the transitions however are frequently evaluated.

More specifically, the four transitions are categories across which the firm will invest and the themes are specific sub-sets within the transition that are invested in. Examples of such transitions and sub-sets of themes within the transition are as follows: (i) demographics (aging population, urbanization, growing middle class, and quality of life); (ii) technology (data proliferation of artificial intelligence, automation, cloud computing and digitalization); (iii) environment (low-carbon economy and efficient resource use); and (iv) governance (innovation, fairness, and infrastructure). To identify companies with exposure to one or more theme, the Adviser measures revenue derived from products and/or services believed to offer solutions to the transitions, and takes into account the way companies’ processes impact those transitions or are impacted by those transitions.

4.

Comment. Please revise the fifth paragraph in the Item 9 “Principal Investment Strategies” section to explain what type of source documents and engagement recommendations the Fund will use to analyze operating companies that do not obviously reference SDGs and why such source documents and engagement recommendations are appropriate to include those SDGs.

Response. In response to this comment, the Registrant has added the following paragraph (now, paragraph seven) within the Item 9 “Principal Investment Strategies” section to address what type of source documents and engagement recommendations will be used:

Additionally, the Adviser uses specialized ESG data and rating providers as primary sources for opinions and engagement recommendations. Such sources may be specialized in specific topics such as carbon data or biodiversity (for instance Carbone 4), or providers of broader ESG data (for instance ISS ESG, Bloomberg, etc.). The Adviser also works with specialized consultants around specific topics such as gender equality.

5.

Comment. Please revise the fifth paragraph in the Item 9 “Principal Investment Strategies” section to restate and clarify the terms “presuppose any ratings distribution” and “conviction weighted” in plain English.

Response. In response to this comment, the Registrant has made the following revisions to the sixth and eighth paragraphs in the Item 9 “Principal Investment Strategies” section to clarify this disclosure:

The determination of impact relative to the SDGs is based on analysis conducted by the Sustainable Research Team, which examines how companies meet the opportunities and manage the risks associated with the SDGs in order to help determine their viability and sustainability. The main outcome of this analysis is a qualitative “sustainability opinion” and an analysis of a company’s main ESG opportunities and risks. The analysis encompasses the entire life cycle of product development, from raw material extraction to consumer use and disposal, and focuses only on the most pertinent issues to each company. The sustainability opinion is defined in relation to the achievement of the SDGs; this opinion is based on the merits of the individual company in question ~~and does not presuppose any ratings distribution,~~ and is not relative to any peer group ~~either overall~~ or ~~by~~ sector. In addition to prioritizing companies assessed as having positive impact relative to the SDGs, the Adviser integrates this analysis into its fundamental research and considers all of the 17 SDGs in the analysis where deemed material and relevant. The Adviser believes that this approach will result in a portfolio with a better environmental and social profile and long-term return potential than the broad equities market.

The Adviser builds a relatively concentrated portfolio ~~that is conviction weighted~~ and the weight that an individual stock receives in the portfolio is generally based on the Adviser’s fundamental opinion, liquidity, impact, and upside potential.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete
Assistant Secretary
Natixis Funds Trust I

cc:	Russell Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.